UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 333-196196

                                               333-170916

                                               333-135674

                                                 333-87288

PHI Group, Inc.*

(Exact name of registrant as specified in its charter)

2001 SE Evangeline Thruway

Lafayette, Louisiana 70508

(337) 235-2452

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

5.25% Senior Notes due 2019*

Guarantees of 5.25% Senior Notes due 2019*

8.625% Senior Notes due 2018*

Guarantees of 8.625% Senior Notes due 2018*

7.125% Senior Notes due 2013*

Guarantees of 7.125% Senior Notes due 2013*

9 3/8% Series B Senior Notes due 2009*

Guarantees of 9 3/8% Series B Senior Notes due 2009*

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

5.25% Senior Notes due 2019: 0*

Guarantees of 5.25% Senior Notes due 2019: 0*

8.625% Senior Notes due 2018: 0*

Guarantees of 8.625% Senior Notes due 2018: 0*

7.125% Senior Notes due 2013: 0*

Guarantees of 7.125% Senior Notes due 2013: 0*

9 3/8% Series B Senior Notes due 2009: 0*

Guarantees of 9 3/8% Series B Senior Notes due 2009: 0*

*	The Co-Registrants listed on the following page are also included in this certification and notice as Registrants.

TABLE OF CO-REGISTRANTS(1),(2)

PHI Services, Inc.(3),(4),(5),(6) (formerly named PHI Tech Services, Inc., as successor in interest pursuant to mergers with each of International Helicopter Transport, Inc. and Petroleum Helicopters International, Inc.)

PHI Health, LLC(3),(4),(5),(6) (formerly named PHI Air Medical, L.L.C., as successor in interest to PHI Air Medical, Inc. (formerly known as PHI Aeromedical Services, Inc.) pursuant to a merger; formerly known as Air Evac Services, Inc.)

Helicopter Management, L.L.C.(3),(4),(5),(6)
Helicopter Leasing, L.L.C.(3),(4),(5),(6)
HELEX, L.L.C.(3),(4),(5)
Sky Leasing, L.L.C.(3),(4),(5)
Vertilease, LLC(3),(4)
Leasing Source, LLC(3),(4)
MDHL, LLC(3)

(1)	The address and telephone number for each Co-Registrant is 2001 SE Evangeline Thruway, Lafayette, Louisiana 70508, (337) 235-2452.

(2)

Acadian Composites, L.L.C. was previously included as a co-registrant guarantor in PHI Group, Inc.’s (as successor issuer to PHI, Inc. under Rule 15d-5 under the Securities Exchange Act of 1934 (the “Exchange Act”) Registration Statement on Form S-4 (File No. 333-87288), filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 30, 2002. However, subsequent to the expiration of the offer registered thereby, Acadian Composites, L.L.C. was dissolved and liquidated under state law on July 29, 2004.

(3)

This Co-Registrant was a guarantor of the securities registered pursuant to PHI Group, Inc.’s (as successor issuer to PHI, Inc. under Rule 15d-5 of the Exchange Act) Registration Statement on Form S-4 (SEC File No. 333-196196) filed with the SEC on May 23, 2014.

(4)

This Co-Registrant was a guarantor of the securities registered pursuant to PHI Group, Inc.’s (as successor issuer to PHI, Inc. under Rule 15d-5 of the Exchange Act) Registration Statement on Form S-4 (SEC File No. 333-170916) filed with the SEC on December 2, 2010.

(5)

This Co-Registrant was a guarantor of the securities registered pursuant to PHI Group, Inc.’s (as successor issuer to PHI, Inc. under Rule 15d-5 of the Exchange Act) Registration Statement on Form S-4 (SEC File No.333-135674) filed with the SEC on July 10, 2006.

(6)

This Co-Registrant was a guarantor of the securities registered pursuant to PHI Group, Inc.’s (as successor issuer to PHI, Inc. under Rule 15d-5 of the Exchange Act) Registration Statement on Form S-4 (SEC File No. 333-87288) filed with the SEC on April 30, 2002.

Pursuant to the requirements of the Securities Exchange Act of 1934, PHI Group, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: September 5, 2019	PHI GROUP, INC.

	By:	/s/ Trudy P. McConnaughhay
	Name:	Trudy P. McConnaughhay
	Title:	Chief Financial Officer and Secretary

Pursuant to the requirements of the Securities Exchange Act of 1934, Co-Registrants have caused this certification/notice to be signed on their behalf by the undersigned duly authorized person.

Date: September 5, 2019	PHI SERVICES, INC.

	By:	/s/ Trudy P. McConnaughhay
	Name:	Trudy P. McConnaughhay
	Title:	President, Treasurer and Secretary

PHI HEALTH, LLC
HELICOPTER MANAGEMENT, L.L.C.
HELICOPTER LEASING, L.L.C.
Date: September 5, 2019	HELEX, L.L.C.

	By:	/s/ Trudy P. McConnaughhay
	Name:	Trudy P. McConnaughhay
	Title:	Vice-President, Treasurer and Secretary

SKY LEASING, L.L.C.
VERTILEASE, LLC
LEASING SOURCE, LLC
Date: September 5, 2019	MDHL, LLC

	By:	/s/ Trudy P. McConnaughhay
	Name:	Trudy P. McConnaughhay
	Title:	Vice-President